Sichenzia Ross Friedman Ference LLP

                  1065 Avenue of the Americas New York NY 10018

                 Tel 212 930 9700 Fax 212 930 9725  www.srff.com


                                February 10, 2006

Wilson K. Lee
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

         Re:      Global Realty Development Corp.
                  Form 10-KSB for the year ended 12/31/2004
                  Filed 5/19/2005
                  Form 10-QSB for the period ended 3/31/2005 and 6/30/2005 Filed 5/23/2005 and 8/19/2005
                  File No. 000-32467

Dear Mr. Lee:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 10, 2006 relating to the Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for the period ended March 31, 2005 and for the period ending June 30, 2005 of Global Realty Development Corp. (the "Company"). On behalf of the Company, we respond as follows:

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------

Financial Statements and Notes
------------------------------

Notes A - Basis of Presentation and Nature of Business, page 20
---------------------------------------------------------------

     1. Your response to our prior comment two does not address directly or completely our request for additional information. Please identify the ownership interest and management of each of the three individual private companies before the merger and the ownership interest and management after the merger in the combined entity. Please identify, if applicable, the controlling person, entity or group in each company before the merger, and after the merger in the combined entity, and explain your basis for this conclusion. Refer to the guidance in ARB 51 and EITF 02-5, paragraphs D11 to D18 of SFAS 141.

          Answer
          ------

          We have been informed by the Company that, prior to the merger, the three individual companies, Australian Agricultural and Property Management Limited, Victoria Land Development Pty, Ltd. and No. 2 Holdings Pty, Ltd. were all privately held and managed by one individual, Nicholas Corcoris and members of his family. Subsequent to the merger, Nicholas Corcoris became a significant shareholder in the new entity, Australian Agriculture and Property Development Corp. (formerly Global Wireless Satellite Networks (USA), Inc.). The Company therefore followed the guidance of ARB 51, titling the statements as combined since "combined financial statements present the financial position and results of operations of legally separate entities, related by common ownership, as if they were a single entity." If you believe that these statements should be referred to as consolidated, the Company will so title all future statements filed.

Notes B - Summary of Significant Accounting Policies
----------------------------------------------------

Land Options, page 21
---------------------

     2. Your response to our prior comment four does not address our question. For each non-refundable option entered into by you, tell us how you considered paragraph 5 of FIN 46(R) in determining that the sellers in each transaction does not represent a variable interest entity to you. For each seller determined to be a variable interest entity, please tell us how you considered paragraphs 14 and 15 of FIN 46 (R) in determining whether you represented a primary beneficiary to the seller.

          Answer
          ------

          The Company has reconsidered the response to the Staff's question concerning land options, p. 21 in the light of paragraph 5 FIN 46(R) and also sought precedence from other publicly traded land development companies (Hovnanian Enterprises, Form 10K filed for the year ended October 31, 2005) and that a VIE has been created in cases where the Company has executed a non-refundable purchase option arrangement with sellers. The Company also agrees with management of Hovnanian that paragraph 5b of FIN 46(R) does not seem, in the Company's view, appropriate for a company in the business of paying deposits to secure the purchase of development land.

          We point out that in the financials, the Company has in effect consolidated the only significant asset of the sellers (farm, Country Club, and individuals) construed to be VIEs by reflecting the gross land amounts ($66.7 million) and the deposit amounts ($6.3 million) under Inventories and the related liabilities of $57.5 million in accounts payable and mortgage notes payable in the Balance Sheet at December 31, 2004.

                                       ***

     Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700


                                       Sincerely,

                                       /s/ Yoel Goldfeder
                                       ------------------
                                       Yoel Goldfeder


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